AB 3/23/06

06005982

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH, DC 180 SECTION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 43559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRADITION ASIEL SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
75 PARK PLACE, 4TH FLOOR
(No. and Street)

NEW YORK	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judith A. Ricciardi **212-791-4500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 02 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Judith A. Ricciardi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Tradition Asiel Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Sworn to before me this 24th day of February 2006

Lyudmila Fayman
Notary Public

Signature

Financial & Operations Principal
Title

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Commission Expires Sept. 7, 20 09

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Statement regarding SEC Rule 15c3-3.
- ☐ (p) Supplementary report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND

SUPPLEMENTAL INFORMATION

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

December 31, 2005
with Report of Independent Auditors

Tradition Asiel Securities Inc. and Subsidiary

(a wholly-owned subsidiary of Tradition (North America) Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Stockholder and Board of Directors of
Tradition Asiel Securities Inc. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Tradition Asiel Securities Inc. and Subsidiary (the "Company") (a wholly-owned subsidiary of Tradition (North America) Inc.) as of December 31, 2005. This consolidated statement financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement financial condition referred to above present fairly, in all material respects, the consolidated financial position of Tradition Asiel Securities Inc. and Subsidiary at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated statement financial condition taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the consolidated statement financial condition. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 22, 2006

Tradition Asiel Securities Inc. and Subsidiary

(a wholly-owned subsidiary of Tradition (North America) Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents (includes $104,579 of cash segregated under federal and other regulations)	$ 14,629,184
Receivable from brokers, dealers and clearing organizations	152,658,468
Securities owned, at market value	7,572,227
Commissions receivable	7,734,872
Deposits at clearing brokers and clearing organizations	2,860,880
Due from Parent	11,015,682
Due from affiliates	298,224
Other assets	2,102,296
Total assets	$198,871,833
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$ 7,533,379
Payable to brokers, dealers and clearing organizations	152,267,149
Securities sold, not yet purchased, at market value	1,107,156
Due to affiliate	19,747
Total liabilities	160,927,431
Stockholder's equity	37,944,402
Total liabilities and stockholder's equity	$198,871,833

See notes to consolidated statement of financial condition.

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Notes to Consolidated Statement of Financial Condition

December 31, 2005

1. Organization

Tradition Asiel Securities Inc. ("TAS") is a Delaware corporation and a wholly-owned subsidiary of Tradition (North America) Inc. (the "Parent"), which is in turn a wholly-owned subsidiary of Compagnie Financière Tradition, a company organized in Switzerland. TAS is registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc., the American Stock Exchange, and the National Association of Securities Dealers, Inc. ("NASD"). The NYSE is the firm's Self Regulatory Organization.

TAS is a broker of U.S. government treasuries and repurchase agreements, emerging market bonds and repurchase agreements, mortgage backed securities, corporate fixed income securities, money market instruments, equity securities, equity and index options, and municipal bonds.

TAS self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Company, the Options Clearing Corporation, and the Fixed Income Clearing Corporation. Other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to its clearing brokers. TAS does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition.

The consolidated financial statements include the accounts of TAS and its wholly-owned subsidiary, Tradition (Global Clearing), Inc. ("TGC"). TGC is a clearing broker-dealer registered with the Securities and Exchange Commission ("SEC"), and the NASD. TGC has presently ceased all operations but has continued its compliance with all the rules and regulations required to maintain its registration with the SEC and NASD.

2. Significant Accounting Policies

All significant intercompany accounts and transactions have been eliminated in consolidation. For the purposes of these consolidated financial statements, TAS and TGC collectively will be referred to as "the Company" unless otherwise identified.

2. Significant Accounting Policies (continued)

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated financial statements are reasonable and prudent; however, actual results could differ from those estimates.

The Company considers money market funds, which maintain a net asset value of $1.00 and other highly liquid investments with original maturities of three months or less as cash equivalents.

All securities transactions and the related revenues and expenses are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis. Included in commissions are revenues derived from matched riskless principal transactions.

Securities owned are generally marketable and are valued using quoted market prices on an active exchange. The resulting unrealized gains or losses are included in income.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Goodwill of approximately $350,000 is included in other assets on the consolidated statement of financial condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co LLC effective June 30, 2000.

2. Significant Accounting Policies (continued)

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standard ("SFAS") No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives.

SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. SFAS 142 required the Company to perform an assessment of whether there was an indication that the remaining goodwill was impaired as of the date of adoption. The Company completed its reassessment of all its existing goodwill as of December 31, 2005 and has determined that goodwill has not been impaired.

3. Related Party Transactions

The Company is charged for facilities and other services such as accounting and information technology, provided by its Parent on a monthly basis in accordance with an intercompany arrangement which is subject to renegotiation on an annual basis. For the year ended December 31, 2005, the Company was charged approximately $7.4 million under this arrangement, which is included in general and administrative expenses in the accompanying consolidated statement of income.

Certain customers of the Company are introduced by an affiliate. For the year ended December 31, 2005, the Company was charged by the affiliate brokerage fees in the amount of $6.7 million which is included in clearing and brokerage fees on the consolidated statement of income. This represents an agreed upon percentage of the gross commissions earned by the Company. At December 31, 2005 due from affiliate on the statement of financial condition primarily represents an overpayment to this affiliate.

Due from Parent on the accompanying consolidated statement of financial condition primarily includes non-interest bearing cash advances which are due on demand.

4. Deposits at Clearing Brokers and Clearing Organizations

The Company is required to maintain deposits at its clearing brokers and clearing organizations in order to conduct its business. At December 31, 2005, deposits at the clearing broker and clearing organizations consist of cash of approximately $2.9 million including accrued interest.

5. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2005 are comprised of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 5,230,375	$151,122,144
Securities borrowed/loaned	147,401,750	–
Receivable from/payable to clearing organizations	26,343	797,873
Other	–	347,132
Total	$ 152,658,468	$152,267,149

6. Cash Segregated under Federal and Other Regulations

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers ("PAIB Calculation"), as defined. The PAIB Calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. The Company maintains a separate reserve bank account for PAIB. The reserve requirement, as computed, totaled $104,579 at December 31, 2005, all of which is included in cash and is on deposit in a special reserve bank account as of December 31, 2005.

For the year-end December 31, 2005, the Company only cleared transactions for an affiliate.

7. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2005 include the following:

	Securities Owned	Securities Sold, not yet Purchased
U.S. government securities	$ 4,224,217	$ 146,813
Corporate bonds	532,065	37,011
Equities	2,815,945	923,332
Total	$ 7,572,227	$1,107,156

Included in securities owned as of December 31, 2005 are U.S. government securities on deposit at a clearing organizations with a market value of $3,400,990. These securities are used to satisfy the deposit requirements.

Securities sold, not yet purchased commit the Company to deliver specified securities at pre-determined prices, and thereby create a liability to purchase the securities in the market at prevailing market prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amounts reflected in the consolidated statement of financial condition.

8. Employee Benefits

The Company participates in the Parent's defined contribution plan ("the Plan") covering substantially all employees who qualify as to age, length of service, and employment date. The Company contributes 40 cents for every dollar of each participant's contributions up to 6% of the employee's salary within the IRS limits of $13,000 ($16,000 for employees age 50 and over).

9. Income Taxes

The Company accounts for income taxes in accordance with the liability method as required by Statement of Financial Accounting Standard (SFAS) No. 109, *Accounting for Income Taxes*. Under the liability method, tax rates are applied to cumulative temporary differences based on when and how they are expected to affect the tax return.

The Company is included in the consolidated federal and combined state and local income tax returns of the Parent. The Company calculates its income tax expense as though it filed a separate tax return.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax assets of approximately $156,000 at December 31, 2005 are included in other assets in the statement of financial condition. Deferred tax assets are reflected without reduction for a valuation allowance. Net deferred tax assets relate principally to Goodwill. .

The principal reasons for the difference between the Company's effective tax rate and the statutory federal income tax rate relates to state and local taxes.

10. Net Capital Requirements

TAS is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. TAS elected to compute its net capital under the alternative method, permitted by the Rule, which requires TAS to maintain minimum net capital, as defined, of $1,000,000. The Rule provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of the Rule.

At December 31, 2005, TAS had net capital of approximately $19.0 million which was approximately $18.0 million, including flow-through capital benefits as described below, in excess of the required net capital on a consolidated basis.

10. Net Capital Requirements (continued)

Under the clearing arrangements with the clearing brokers, TAS is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2005, TAS was in compliance with all such requirements.

TAS is including flow-through capital from TGC in its net capital computation computed on a consolidated basis (see Note 16). The amount of flow-through capital benefits that a parent/broker-dealer may receive from broker-dealer subsidiaries has certain restrictions as prescribed in the Rule. At December 31, 2005, the amount of flow-through capital benefits that TAS may receive from TGC is approximately $2.1 million in net capital and $1.8 million in excess net capital.

TGC is also subject to the Rule and also elected to compute its net capital under the alternative method. At December 31, 2005, TGC had net capital of approximately $2.1 million, which was approximately $1.8 million in excess of its required net capital of $250,000.

Neither TAS nor TGC carry the accounts of their customers, and accordingly, both are exempt from SEC Rule 15c3-3.

11. Concentration of Credit Risk

At December 31, 2005, the Company's cash and cash equivalents were held at two major financial institutions that is insured up to $100,000 by the Federal Deposit Insurance Corporation.

Commissions receivable represent amounts due from customers, which primarily consist of large domestic financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company's policy is to monitor the credit standing of each customer with which it conducts business.

12. Commitments and Contingencies

As of December 31, 2005, the Company had future minimum rental commitments under operating and equipment leases as follows:

	Minimum Rentals
Year:	
2006	$ 1,496,885
2007	1,446,867
2008	1,299,650
2009	758,129
Thereafter	–
Total	$ 5,001,531

The operating lease expires in July 2009 and is subject to escalations. The equipment lease expires in 2007.

The Company has obtained an unsecured letter of credit in the amount of $600,000 which expires on July 21, 2006 for the benefit of its landlord to satisfy a security deposit requirement.

The Company has satisfied margin requirements with clearing organizations with unsecured letters of credit totaling $2.1 million.

The Company and its Parent have been named a defendant in certain lawsuits and other legal proceedings. After considering all relevant facts and advice of outside counsel, in the opinion of management, such litigation will not, in the aggregate, have a material adverse effect on the Company's financial position or results of operations. The Parent has agreed to indemnify the Company of all liabilities resulting from these lawsuits and other legal proceedings.

13. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk and Derivative Contracts

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. If another party to the transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

13. Financial Instruments with Off-Balance Sheet Risk, Concentration of Credit Risk and Derivative Contracts (continued)

In addition, the Company will enter into a matched transaction to purchase and sell securities, however, the Company may not be able to deliver the securities in the manner requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

In the normal course of business, the Company obtains securities under securities borrow agreements on terms which permit it to re-pledge or resell the securities to others.

At December 31, 2005, the Company obtained securities with a fair value of approximately $147,401,750 on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its settlement obligations.

Commissions receivable represent amounts due from clearing brokers and customers, which primarily consist of securities firms. The Company's policy is to monitor the credit standing of each counterparty with which it conducts business.

For transactions in which the Company, through the clearing brokers, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company.

14. Guarantees

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which provides accounting and disclosure requirements for certain guarantees. As described in Note 13, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $3,000. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

15. Estimated Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated statement of financial condition. Management estimates that the fair value of financial instruments recognized in the consolidated statement of financial condition (including receivables and payables), approximates their carrying value, as financial instruments are short-term in nature, or carry floating rates of interest.

16. Consolidated Subsidiary

At December 31, 2005, TAS's consolidated subsidiary has total assets and stockholder's equity of approximately $2.1 million.

The net capital of the broker-dealer subsidiary is included as capital in computing the TAS's net capital, because the assets of the subsidiary are readily available for the protection of customers, broker-dealers, and other creditors, as permitted by rule 15c3-1 (see Note 10).

Supplemental Information

Tradition Asiel Securities Inc. and Subsidiary
(a wholly-owned subsidiary of Tradition (North America) Inc.)

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Computation of net capital		
Total stockholder's equity		$ 37,944,402
Additions		
Flow through capital of subsidiary		1,867,909
Total capital and allowable subordinated liabilities		39,812,311
Non-allowable assets, deductions and/or charges		
Non-allowable assets		
Commissions receivable over 30 days	$ 4,558,733	
Due from Parent and affiliate	11,397,170	
Investment in subsidiary	2,137,270	
Other assets	1,619,736	
Aged fails-to-deliver	438,505	
Other deductions and/or changes	21,046	
Total non-allowable assets, deductions and/or charges		20,172,460
Net capital before haircuts		19,639,851
Haircuts on securities positions		(672,418)
Net capital		$ 18,967,433
Computation of alternative net capital requirement		
Minimum net capital required		$ 1,000,000
Excess net capital		$ 17,967,433

There were no material differences between the audited Computation of Net Capital included in the above report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part II FOCUS filing.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Auditors

The Stockholder and Board of Directors of
Tradition Asiel Securities Inc. and Subsidiary

In planning and performing our audit of the financial statements and supplemental schedules of Tradition Asiel Securities Inc. (the "Company") (a wholly-owned subsidiary of Tradition (North America) Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers. Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 22, 2006

Ernst & Young LLP